FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
1500 - 1199 West Hastings St.
Vancouver, BC
Canada V6E 3T5

Item 2:	Date of Material Change

May 14, 2018

Item 3:	News Release

A news release (attached as Schedule A) announcing the material change referred to in this report was issued on May 14, 2018 through the facilities of Global Newswire and a copy of the same was filed on SEDAR under Aurora’s profile on May 14, 2018.

Item 4:	Summary of Material Change

On May 14, 2018, Aurora and MedReleaf Corp. (“MedReleaf”) entered into an arrangement agreement (the “Original Agreement”) as amended by an amending agreement dated May 24, 2018 (the “Amending Agreement”, and together with the Original Agreement, hereinafter defined as the “Agreement”) pursuant to which Aurora agreed to acquire all of the issued and outstanding common shares of MedReleaf (each a “MedReleaf Share”) by way of a statutory Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Ontario) for a consideration of 3.575 Aurora common shares (each an “Aurora Share”) and $0.000001 for each MedReleaf Share. Upon completion of the Arrangement, existing Aurora and MedReleaf shareholders will own approximately 61% and 39% of the combined company, respectively, on a fully diluted basis.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On May 14, 2018, Aurora and MedReleaf entered into the Original Agreement and on May 24, 2018 entered into the Amending Agreement. Pursuant to the Agreement, Aurora agreed to acquire all of the issued and outstanding MedReleaf Shares by way of a statutory Plan of Arrangement under the Business Corporations Act (Ontario).

Under the terms of the Agreement, holders of MedReleaf Shares will receive 3.575 Aurora Shares (the “Share Consideration”) and $0.000001 in cash (the “Cash Consideration”) for each MedReleaf Share. The Share Consideration will be adjusted for any stock splits, consolidations, stock dividends, reclassifications, redenominations, or the like between the date of the Agreement and the Effective Time (as defined in the Agreement). The Arrangement implies a price of $29.44 per MedReleaf Share and a premium of approximately 34%, based on the 20-day volume weighted average prices of Aurora Shares and MedReleaf Shares on the Toronto Stock Exchange (the “TSX”) as of May 11, 2018.

Taxable Canadian resident MedReleaf shareholders will be entitled to elect to receive tax-deferred roll-over treatment in connection with the acquisition by Aurora of their MedReleaf Shares under the transaction. Taxable Canadian resident MedReleaf shareholders will also be entitled to elect to solely receive the Share Consideration (and, not receive the Cash Consideration).

Transaction Summary

The implementation of the Arrangement will be subject to the approval of a majority of the votes cast by the holders of Aurora Shares at a special meeting of Aurora shareholders (the “Aurora Share Issuance Resolution”), which is expected to take place in the middle of July, 2018 (the “Aurora Meeting”). The Arrangement is also subject to the approval of at least 66- 2 / 3 % of the votes cast by holders of MedReleaf Shares at a special meeting of MedReleaf shareholders.

In addition to the shareholder approvals, the Arrangement is also subject to a number of mutual conditions, including (i) the receipt of the Competition Bureau, court (Ontario Superior Court of Justice (commercial list)) and stock exchange (TSX) approvals; (ii) there shall be no law, ruling or regulatory action preventing the Arrangement; and (iii) rights of dissent shall not have been exercised by holders of more than 5% of the outstanding MedReleaf Shares. In addition, completion of the Arrangement is subject to reciprocal conditions in favor of each of Aurora and MedReleaf that: (i) the representations and warranties of each of Aurora and MedReleaf shall be true and correct (subject to materiality or material adverse effect qualifiers); (ii) there shall have been no material adverse effect in respect of either Aurora or MedReleaf; and (iii) each of Aurora and MedReleaf shall have complied in all material respects with their covenants made in the Agreement.

The Agreement has been unanimously approved by the boards of directors of each of Aurora and MedReleaf. The financial advisor to Aurora, BMO Capital Markets, provided a fairness opinion to the board of directors of Aurora which concluded that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration provided for in the Arrangement is fair, from a financial point of view to Aurora. Canaccord Genuity Corp. and GMP Securities L.P. have each provided fairness opinions to the special committee of independent directors of MedReleaf and to the board of directors of MedReleaf that, subject to the assumptions, limitations and qualifications set out in such fairness opinions, the consideration to be received by MedReleaf’s shareholders pursuant to the Arrangement is fair, from a financial point of view, to the MedReleaf shareholders.

Certain directors and executive officers of each of Aurora and MedReleaf have entered into customary voting support agreements in favour of the Arrangement. In addition, Aurora has secured support from holders of approximately 56% of MedReleaf Shares, who have entered into “hard” support agreements to vote their shares in favour of the Arrangement.

The Agreement includes customary provisions including reciprocal non-solicitation provisions, subject to the right of each of Aurora and MedReleaf to accept a superior proposal in certain circumstances, with both Aurora and MedReleaf having a five (5) business day right to match any such superior proposal for the other party. The Agreement also provides for reciprocal termination fees of $80 million if the Arrangement is terminated in certain specified circumstances, as well as the payment of a $15 million expense reimbursement fee if the Arrangement is terminated in certain other specified circumstances, including where Aurora shareholders do not approve the Aurora Share Issuance Resolution.

Upon completion of the Arrangement, the board of directors of Aurora will be increased to eight (8) members, with Norma Beauchamp and Ronald Funk, currently independent Directors of MedReleaf, to be appointed to the board of directors of Aurora.

Further information regarding the Arrangement will be contained in the information circular that Aurora will prepare, file and mail in due course to its shareholders in connection with the Aurora Meeting to be held to consider the issuance of Aurora Shares payable as consideration under the Arrangement. All shareholders are urged to read the information circular once available as it will contain additional important information concerning the Arrangement.

SEDAR Filings

The Agreement and the voting support agreements will be filed on the SEDAR profiles of Aurora and MedReleaf. The summary of the material terms provided herein is qualified by reference to the entirety of such agreements.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Terry Booth
Chief Executive Officer
(604) 362-5207

Item 9:	Date of Report

May 24, 2018

Cautionary Note Regarding Forward-Looking Statements

Certain information in this material change report constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this material change report that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this material change report include, but are not limited to, statements with respect to anticipated benefits associated with the acquisition of MedReleaf, statements with respect to the effect of the Arrangement on the combined company and its strategy going forward, the completion of any capital project or expansions, the timing for the completion of the Arrangement; the consideration to be received by shareholders of MedReleaf, which may fluctuate in value due to Aurora common shares forming the consideration; the satisfaction of closing conditions including, without limitation (i) required Aurora and MedReleaf shareholder approvals; (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act; (iv) certain termination rights available to the parties under the Agreement; (v) Aurora obtaining the necessary approvals from the TSX for the listing of its common shares in connection with the Arrangement; and (vi) other closing conditions, including, without limitation, compliance by Aurora and MedReleaf with various covenants contained in the Agreement. In particular, there can be no assurance that the Arrangement will be completed. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities. While Aurora and MedReleaf consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to bein correct and actual results may differ materially from those anticipated. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora and MedReleaf disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to dif er materially include, but are not limited to, matters referred to above and else wherein Aurora's MedReleaf's public filings and the material change reports that will be filed in respect of this Arrangement, which are, or will be, available on SEDAR.

Notice to U.S. Holders.

Both Aurora and MedReleaf have been formed outside of the United States. Arrangement will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a security holder in the United States to enforce his/her/its rights and any claim a security holder may have arising under the U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A security holder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

SCHEDULE A

[Please see attached.]

Aurora Cannabis to Acquire MedReleaf

TSX:ACB
TSX:LEAF

Transaction to Create Preeminent Global Cannabis Company

EDMONTON and MARKHAM, ON, May 14, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) and MedReleaf Corp. ("MedReleaf") (TSX: LEAF) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") whereby Aurora intends to acquire all of the issued and outstanding common shares of MedReleaf in an all-share transaction valued at approximately C$3.2 billion on a fully diluted basis (the "Transaction").

Proposed Transaction

Under the terms of the Arrangement Agreement, holders of MedReleaf common shares will receive 3.575 common shares of Aurora for each MedReleaf common share held (the "Exchange Ratio"). Upon completion of the Transaction, existing Aurora and MedReleaf shareholders would own approximately 61% and 39% of the pro forma company, respectively, on a fully diluted basis.

The Exchange Ratio implies a price of C$29.44 per MedReleaf common share and a premiumof approximately 34%, based on the 20-day volume weighted average prices of Aurora and MedReleaf common shares on the Toronto Stock Exchange as of May 11, 2018.

Highlights of the Transaction

The proposed Transaction brings together two of Canada's premier cannabis companies with fully-aligned strategic visions and production philosophies, as well as complementary assets, distribution networks, products, and capabilities. The combined company will meet what Aurora and MedReleaf management teams consider to be the critical success factors in the industry, creating a powerful platformfor accelerated growth on a global scale:

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Industry leading scale: the Transaction brings together two leading operators with a total funded capacity of over 570,000 kg per year of high-quality cannabis, through nine facilities in Canada and two in Denmark.

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Lowproduction costs and industry leading yields: Aurora's automated greenhouses are expected to deliver industry-leading efficiency and low production costs, delivering sustainably robust margins. MedReleaf's high-yield cultivation is expected to further enhance productivity and reduce costs across the combined entity's facilities.

•

Extensive distribution channels in Canada and internationally: the two companies have established distribution agreements with Alberta's Alcanna (formerly Liquor Stores), Quebec's SAQ, Pharmasave and Shoppers Drug Mart in Canada, among others. Additionally, the companies have a rapidly growing international footprint through a network of in-country sales and distribution capabilities and supply and licensing agreements on five continents, including countries such as Germany, Italy, Brazil and Australia. Both companies are actively engaged in initiatives to further expand their international activities.

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Proven execution and agility across the value chain: creating a combined company, fully integrated across the entire value chain. The combined entity will be enabled to move with more agility and speed to capitalize on diversified opportunities in both the domestic and international markets, and create new, higher-margin opportunities across the value chain.

•

Enhanced diversification: a more broadly diversified portfolio of award-winning high-quality flower and derivative products will enable the companies to establish strong brands across the various market segments. Brand leadership: three established medical brands, Aurora, CanniMed and MedReleaf, coupled with a portfolio of consumer and wellness brands - San Rafael '71, Woodstock, and AltaVie - all backed by detailed consumer and marketplace insights and advanced analytical frameworks.

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Innovation and R&D excellence: the expanded scientific teamwill focus on developing a robust pipeline of marketable IP, accessing higher-margin segments and new revenue streams. Aurora's Medical Centre of Excellence, formed through the combination of the Aurora and CanniMed science and product development teams, together with MedReleaf's ongoing studies with recognized research institutes, are expected to continue to evolve product innovation and create additional momentumfor brand equity development on a global scale.

•

Enhanced capital markets profile: the combined entity's expanded capital markets profile is expected to appeal to a broader shareholder audience, enhance trading liquidity and increase weighting in index tracking portfolios.

"This is a transformational transaction that brings together two pioneering cannabis companies, both committed to high technology, high quality and low cost production, to create a powerful platformfor accelerated growth and success on a global scale," said Terry Booth, CEO of Aurora. "Our complementary assets, strategic synergies, and strong market positioning will provide us with critical mass and an excellent product portfolio in preparation for the adult consumer use market in Canada. Equally, the combination strengthens our capacity to service the rapidly expanding global medical cannabis markets, and amplifies our early-mover advantage. We are very excited about the combination of our respective science and R&D teams, which will position us exceptionally well for the development of high value-added products, addressing as yet unmet needs in the medical markets, and driving continued innovation for the adult consumer use market."

Neil Closner, CEO of MedReleaf, added, "MedReleaf was founded on the belief that by striving to be the Medical Grade Standard and bringing the highest level of quality and rigor to the cannabis industry, we would produce safe, consistent, and effective products that help improve the quality of life of our patients and, in time, provide an unrivaled experience for the adult use consumer. This, in turn, would drive growth and opportunity for our business. By combining with Aurora, an integrated producer with an exceptionally strong track record for execution, and deep domestic and international distribution capabilities, we will be ideally positioned to set the global standard for our industry at a pace that will be difficult to match."

Board of Directors' Recommendations

The Arrangement Agreement has been unanimously approved by the boards of directors of Aurora and MedReleaf, and each board recommends that their respective shareholders vote in favour of the Transaction.

The board of directors of MedReleaf and the special committee of the MedReleaf board of directors have obtained a fairness opinion from each of Canaccord Genuity Corp. and GMP Securities L.P. that, as of the date of the opinions, and subject to the assumptions, limitations, and qualifications on which such opinions are based, the consideration to be received by MedReleaf's shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the MedReleaf shareholders. The board of directors of Aurora has obtained an opinion from BMO Capital Markets that, as of the date of the opinion, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the Exchange Ratio provided for in the Arrangement Agreement is fair from a financial point of view to Aurora.

Transaction Summary

The Transaction will be effected by way of a plan of arrangement completed under the Business Corporations Act (Ontario). The Transaction will require approval by at least 66 2/3% of the votes cast by the shareholders of MedReleaf present at a special meeting of MedReleaf shareholders. The issuance of Aurora common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Aurora present at a special meeting. Directors and officers of Aurora and MedReleaf have entered into support agreements pursuant to which they have agreed to vote their shares in favour of the Transaction. In addition, holders of approximately 56% of MedReleaf's issued and outstanding common shares have entered into irrevocable hard lock-ups to vote their shares in favour of the Transaction.

Upon completion of the Transaction, the board of directors of Aurora will be increased to 8 members, with Norma Beauchamp and Ronald Funk, currently independent Directors of MedReleaf, to be appointed to the board of directors of Aurora.

The Arrangement Agreement includes customary provisions including reciprocal non-solicitation provisions, subject to the right of each of MedReleaf and Aurora to accept a superior proposal in certain circumstances, with both Aurora and MedReleaf having a five business day right to match any such superior proposal for the other party. The Arrangement Agreement also provides for reciprocal termination fees of C$80 million if the Transaction is terminated in certain specified circumstances, as well as the payment of a C$15 million expense reimbursement fee if the Transaction is terminated in certain other specified circumstances.

In addition to shareholder approvals, the Transaction is subject to the receipt of certain regulatory court and stock exchange approvals and the satisfaction of other conditions customary in transactions of this nature.

Further information regarding the Transaction will be included in the information circulars that Aurora and MedReleaf will prepare, file, and mail in due course to their respective shareholders in connection with their special meetings to be held to consider the Transaction. The Arrangement Agreement will be filed on the SEDAR profiles of MedReleaf and Aurora on the SEDAR website at www.sedar.com.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Advisors and Counsel

BMO Capital Markets is acting as the exclusive financial advisor to Aurora. McMillan LLP is acting as legal counsel to Aurora.

Canaccord Genuity is acting as the exclusive financial advisor to the special committee of the board of directors of MedReleaf, who also received an independent fairness opinion from GMP Securities, and an independent financial diligence report from Deloitte LLP. Stikeman Elliott LLP is acting as legal counsel to MedReleaf. Davies Ward Phillips & Vineberg LLP is acting as legal counsel to shareholders of MedReleaf.

Press Conference and Analyst Call

Aurora and MedReleaf will hold a press conference at 10:00 a.m. Eastern time, details of which have been disseminated via media advisory. The presentation and multi-media assets will be available at: https://investor.auroramj.com/#/investor-info#aurora-medreleaf

Conference Call and Webcast Access Information

Aurora and MedReleaf will host a webcast conference call, including a slide presentation, to discuss the transaction on Monday, May 14, 2018, at 11:30 a.m. Eastern time.

Participants may join the conference call by dialing (888) 231-8191 or (647) 427-7450.

A live webcast of the conference call, including the slide presentation, will be available at https://bit.ly/2wB9U4z. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software downloads that may be required to join the webcast. To view the webcast presentation with slides, please choose either the Real Streaming Audio or Windows Streaming Audio option.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. (formerly Liquor Stores N.A.), (TSX:CLIQ) who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

About MedReleaf

Voted Top Licensed Producer at the 2017 Lift Canadian Cannabis Awards, MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state of the art ICH-GMP and ISO 9001 certified facilities in Ontario, the Company delivers a variety of premium products for the global medical market and is committed to serving the therapeutic needs of its medical patients and providing a compelling product assortment for the adult-use recreational consumer. For more information on MedReleaf, its products, research and how the company is helping patients #livefree, please visit MedReleaf.com or follow @medreleaf.

Forward looking statements

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to accretive earnings, anticipated benefits associated with the acquisition of MedReleaf, statements with respect to the effect of the Transaction on the combined company and its strategy going forward, the completion of any capital project or expansions, the timing for the completion of the Transaction; the consideration to be received by shareholders of MedReleaf, which may fluctuate in value due to Aurora common shares forming the consideration; the satisfaction of closing conditions including, without limitation (i) required Aurora and MedReleaf shareholder approvals; (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act; (iv) certain termination rights available to the parties under the Arrangement Agreement; (v) Aurora obtaining the necessary approvals from the TSX for the listing of its common shares in connection with the Transaction; and (vi) other closing conditions, including, without limitation, compliance by Aurora and MedReleaf with various covenants contained in the Arrangement Agreement. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities. While Aurora and MedReleaf consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora and MedReleaf disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Aurora's MedReleaf's public filings and the material change reports that will be filed in respect of this Transaction, which are, or will be, available on SEDAR.

Notice to U.S. Holders. Both Aurora and MedReleaf have been formed outside of the United States. Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

AURORA CANNABIS INC.	MEDRELEAF CORP.
Terry Booth	Neil Closner
CEO	CEO

SOURCE MedReleaf Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2018/14/c5551.html

%SEDAR: 00042628E

For further information: For Aurora: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.855.279.4652, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1.800.385.5451, cmacphail@national.ca; Media enquiries: Jane Taber, NATIONAL Public Relations, +1.416.848.1450, jtaber@national.ca; For MedReleaf: Darren Karasiuk, SVP & GM, Recreational, dkarasiuk@medreleaf.com, +1.855.473.5323; Dennis Fong, LodeRock Advisors, Investor Relations, investorrelations@medreleaf.com; +1.416.283.9930

CO: MedReleaf Corp.

CNW 06:00e 14-MAY-18